Exhibit 4.2

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of March 12, 2020, Lineage Cell Therapeutics, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934: common shares, no par value (the “common shares”).

The following is a description of the rights of the common shares and related provisions of: (i) the Company’s Restated Articles of Incorporation, as amended (as amended by the Certificate of Ownership, the “Articles”); (ii) the Company’s Amended and Restated Bylaws (the “Bylaws”); and (iii) applicable California law. This description is qualified in its entirety by, and should be read in conjunction with, the Articles, the Bylaws and applicable California law. The Articles and Bylaws are filed as exhibits to the Annual Report on Form 10-K of which this exhibit is a part. The Annual Report is filed with the U.S. Securities and Exchange Commission and is publicly available.

Authorized Capital Stock

Pursuant to the Articles, the Company is authorized to issue an aggregate of 252,000,000 shares of capital stock consisting of 250,000,000 common shares and 2,000,000 preferred shares. All of the outstanding common shares are fully paid and non-assessable.

Common Shares

Voting Rights

Each holder of common shares is entitled to one vote for each common share held on every matter properly submitted to the shareholders for their vote; provided that such holders may have cumulative voting rights in the election of directors if the candidates’ names have been placed in nomination prior to commencement of the voting and a shareholder has given notice prior to commencement of the voting of the shareholder’s intention to cumulate votes.

Dividend Rights

Subject to any preferential rights or preferences of preferred shares outstanding, if any, holders of the common shares are entitled to any dividend declared by the Company’s Board of Directors (the “Board”) out of funds legally available for that purpose.

Liquidation Rights

Subject to any preferential rights or preferences of holders of preferred shares outstanding, if any, holders of the common shares are entitled to receive on a pro rata basis all of the Company’s remaining assets available for distribution to the holders of the common shares in the event of the liquidation, dissolution, or winding up of the Company’s operations.

No Preemptive or Similar Rights

Holders of the common shares do not have any preemptive rights to become subscribers or purchasers of additional shares of any class of the Company’s capital stock. There are no redemption or sinking fund provisions applicable to the common shares.

Rights of Preferred Shares May be Senior to Common Shares

The Company may issue preferred shares in one or more series, at any time, with such rights, preferences, privileges and restrictions as the Board may determine, all without further action of the Company’s shareholders. Any series of preferred shares authorized by the Board in the future may be senior to and have greater rights and preferences than the common shares and may have restrictions on the Company’s repurchase or redemption of shares.

Anti-takeover Provisions of the Articles, Bylaws and California Law

Provisions of the Articles and Bylaws may delay or discourage transactions involving an actual or potential change in control of the Company or change in its management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that its shareholders might otherwise deem to be in their best interests. Among other things, the Articles and Bylaws:

●	provide that, except for a vacancy caused by the removal of a director by the shareholders or by court order, a vacancy on the Board may be filled by approval of a majority of the remaining directors, though less than a quorum, or by a sole remaining director;
●	provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of such notice;
●	authorize the Board to issue preferred shares in series and to fix rights and preferences of the series (including, among other things, whether, and to what extent, the shares of any series will have voting rights and the extent of the preferences of the shares of any series with respect to dividends and other matters); and
●	provide that, at a meeting of shareholders at which directors are to be elected, no shareholder shall be entitled to cumulate votes unless the candidates’ names have been placed in nomination prior to commencement of the voting and a shareholder has given notice prior to commencement of the voting of the shareholder’s intention to cumulate vote.

In addition, as a California corporation, the Company is subject to the provisions of Section 1203 of the California General Corporation Law, which requires it to provide a fairness opinion to its shareholders in connection with their consideration of any proposed “interested party” reorganization transaction.

Listing

The common shares are listed on the NYSE American and on the Tel Aviv Stock Exchange under the symbol “LCTX.”

Transfer Agent and Registrar

The transfer agent and registrar for the common shares is American Stock Transfer & Trust Company, LLC.